RMS

SEC
Mail Processing
Section
FEB 12 2018
Washington DC
406

SF 18000088 ANNUAL AU... T

SEC Mail Processing Section
FEB 12 2018
Washington DC
406

OMB APPROVAL	
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SEC FILE NUMBER
8-69287

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bci Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S BISCAYNE BLVD, SUITE 2350
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RUBEN DINAMARCA 305-929-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

333 AVENUE OF THE THE AMERICAS, SUITE 3600	MIAMI	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, RUBEN DINAMARCA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCI SECURITIES, INC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

YENEYSI PEREZ
MY COMMISSION # FF 206521
EXPIRES: March 5, 2019
Bonded Thru Notary Public Underwriters

Notary Public

State of Florida
County of Dade
Subscribed and sworn to (or affirmed) before me this 05 day of February 2018
By Ruben Dinamarca
Personally known ✓ OR produced identification
Type identification produced

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bci Securities, Inc.

Financial Statement as of December 31, 2017, and for the Year Ended December 31, 2017, and Report of Independent Registered Public Accounting Firm

BCI SECURITIES, INC.

TABLE OF CONTENTS

Page

Deloitte.

Deloitte & Touche LLP
333 Southeast 2nd Avenue
Suite 3600
Miami, FL 33131
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bci Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bci Securities, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 5, 2018

We have served as the Company's auditor since 2014.

BCI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	1,535,925
Receivable from clearing firm		529,546
Deposits with clearing organizations		250,000
Equipment, net of accumulated depreciation		69,516
Prepaid expense		74,898
Mutual fund 12b-1 fees receivable		42,083
Commissions receivable		8,099
Advisory fee receivable		4,432
Other assets		1,891
TOTAL	$	2,516,390
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Bonus payable		263,671
Accounts payable and accrued liabilities		199,269
Payable to clearing organization		121,556
Due to related party		30,035
Total liabilities		614,531
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value -- $1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		9,601,892
Accumulated deficit		(7,700,043)
Total stockholder's equity		1,901,859
TOTAL	$	2,516,390

See notes to the financial statements.

BCI SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Commissions	$	692,025
Principal Transactions		239,171
Asset management fees		6,029
Interest		4,757
Other income		3,258
Total revenue		945,240
EXPENSES		
Employee compensation and benefits		1,814,469
Other general and administrative		311,111
Professional fees		279,806
Audit fees		166,470
Floor broker, exchange, and clearance fees		165,284
Occupancy and equipment		78,794
Technology and communications		125,440
Referral fees		73,133
Depreciation		19,007
Total expenses		3,033,514
NET LOSS	$	(2,088,274)

See notes to the financial statements.

BCI SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Shares issued and outstanding	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balances December 31, 2016	1,000	$ 10	$ 7,699,990	$ (5,611,769)	$ 2,088,231
Capital contributions			1,901,902		1,901,902
Net loss				(2,088,274)	(2,088,274)
Balances December 31, 2017	1,000	$ 10	$ 9,601,892	$ (7,700,043)	$ 1,901,859

See notes to the financial statements.

BCI SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,088,274)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	19,007
Changes in operating assets and liabilities:	
Receivable from clearing firm	(529,546)
Prepaid expense	(20,445)
Mutual fund 12b-1 fees receivable	(42,083)
Commissions receivable	90
Advisory fee receivable	(4,432)
Other assets	205
Bonus payable	91,643
Accounts payable and accrued liabilities	38,915
Payable to clearing organization	21,556
Accounts payable - related party	8,328
Total adjustments	(416,762)
Net cash used in operating activities	(2,505,036)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(914)
Net cash used in investing activities	(914)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	1,901,902
Net cash provided by financing activities	1,901,902
NET DECREASE IN CASH AND CASH EQUIVALENTS	(604,048)
CASH AND CASH EQUIVALENTS - BEGINNING	2,139,973
CASH AND CASH EQUIVALENTS - ENDING	$ 1,535,925

See notes to the financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Description of Business and Organization — Bci Securities, Inc. (the "Company"), was incorporated on July 6, 2011, in the State of Florida. The Company is owned by Banco de Credito e Inversiones, S.A. ("Bci Chile and/or the "Parent"), and Bci Asesoria Financiera S.A., both of which are Chilean companies. On May 16, 2014, the Company was granted Financial Industry Regulatory Authority ("FINRA") membership as a registered broker dealer. The Company applied to the State of Florida to operate as a Registered Investment Advisor ("RIA"). On July 31, 2014, the Company was granted an RIA license by the Florida Office of Financial Regulation.

The Company is authorized to buy and sell equities, mutual funds, corporate debt, U.S. government bonds, sovereign debt and put and call options for its customers primarily residing in South America, in an agency capacity and charge a commission. The Company may enter into networking arrangements with banks, savings banks or credit unions. In addition, these arrangements may include kiosks that allow the Company to provide Bci Securities products and services at registered offices within banking institutions.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents — The Company has defined cash equivalents as those highly liquid financial instruments purchased with a maturity of three months or less at the time of acquisition. The Company during the course of operations may maintain cash balances in excess of federally insured limits.

Revenue Recognition — The Company records commissions received from securities transactions on a trade-date basis. The Company buys and sells securities on a riskless principal basis with customers and other dealers charging a markup, which is recorded on a trade date basis. In addition, distribution fees from mutual funds, variable annuities, and insurance products are accrued to recognize revenue when the Company satisfies performance obligations.

Participation fees related to client sweep account investments are recorded in the month of service.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment — Property and equipment are recorded at cost. Expenditures for major betterments and additions are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are charged to expense currently.

Depreciation — Depreciation of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The Company's equipment is depreciated over 5 years, and furniture and fixtures are depreciated over 7 years.

Income Taxes — The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. In the event the Company were to determine that it was more likely than not that the Company would be able to realize its deferred income tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

As of December 31, 2017, the Company has a net operating loss deferred tax asset of $1,947,000 and has recorded a valuation allowance of $1,947,000 as management has determined on the weight of available evidence that it is more likely than not that the deferred tax asset will not be realized as of December 31, 2017. The Company is in a cumulative loss position with limited operating history of profitability and therefore a full valuation allowance is appropriate.

On December 22, 2017, a tax reform bill H.R.1 was signed into law. Subtitle C, Part I(b) states the amount of the tax imposed by subsection (a) shall be 21 percent of taxable income. The effective date for this new rate will apply to taxable years beginning after December 31, 2017. The Company has adjusted its deferred tax assets, liabilities, and valuation allowance at December 31, 2017 to reflect the income tax rates provided in this new law.

As of December 31, 2017, the Company has federal and state income tax net operating loss (NOL) carry-forwards of approximately $7,683,221, which will begin to expire in 2031.

The Company accounts for uncertainty in income taxes by recognizing in its financial statements the tax effects of a position only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. As of December 31, 2017, the Company has not recorded any unrecognized tax benefits in the accompanying statements of financial condition. Management does not expect that unrecognized tax benefits will increase within the next 12 months. In the event the Company were to recognize interest and penalties related to uncertain tax positions, they would be recognized in the financial statements as income tax expense.

Recent Accounting Pronouncements — In May 2014, the FASB and the International Accounting Standards Board jointly issued ASU No. 20149, Revenue from Contracts with Customers (Topic 606), which clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The ASU was originally effective for public entities for annual and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU No. 201514, Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date, which defers the effective date by one year and allows early adoption for all entities, however not before the original effective date of annual reports beginning after December 15, 2016. ASU 201409 may be adopted retrospectively or under a modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company has evaluated and adopted ASC 606, and consider there will be little if any impact on its financial position and operations.

2. OPERATIONS

The Company's working capital has been obtained from funds provided by its stockholders. In the absence of achieving profitable operations, the Company's liquidity is dependent upon the availability of continued funding from Bci Chile, and Bci Asesoria Financiera S.A. The Company received $1,901,902 of additional paid in capital in August 2017. See note 3.

3. RELATED-PARTY TRANSACTIONS

The Company amended a services agreement with Banco de Credito e Inversiones, S.A., Miami Branch ("Bci Miami Branch") in March 2016. The affiliate is a Branch of Bci Chile. The agreement is for one year and expired on March 31, 2017, however, the parties continued the agreement with monthly invoices and payments. Under the terms of the agreement, Bci Miami Branch agreed to provide certain internet connectivity, infrastructure and technology services, accounting, and Human Resource services in exchange for a monthly fee. The fee is $2,122 per month, and may include other direct costs. In addition, the agreement includes health benefit costs for the Company employees at a cost determined by the insurance provider.

In December 2017, the Company terminated the previous expense sharing agreement and entered into a new expense sharing agreement with Bci Miami Branch. Under terms of the agreement, Bci Miami Branch agreed to provide information technology support, accounting services, reporting services to management, and human resources support for a monthly fee of $1,197 per month beginning December 1, 2017, and may include other direct costs. In addition, the agreement includes health benefit costs for the Company employees at a cost determined by the insurance provider.

For the year ended December 31, 2017, service expense and other direct costs incurred with Bci Miami Branch was approximately $24,540, and is included within other general and administrative expense in the statement of operations. For the year ended December 31, 2017, the Company paid $24,540 and the Company had no payables at December 31, 2017 related to the service agreement.

In March 2016, the Company entered into a networking agreement with Bci Miami Branch. The agreement is for one year and automatically renews annually unless any party gives written notice of termination. Under terms of the agreement, the Company will pay a referral fee to Bci Miami Branch for the revenues associated with all accounts for brokerage services referred to Bci Securities pursuant to the agreement. The fee is 25% (twenty-five percent) of net revenues generated by Bci Securities for referred bank customer accounts. For the year ended December 31, 2017, the Company incurred costs of approximately $73,133 which are reported as referral fees on the statement of operations. For the year ended December 31, 2017, the Company paid $67,917, and had $9,222 of payables at December 31, 2017 related to the agreement which is included in due to related party on the statement of financial condition. For the year ended December 31, 2017, referral fees payable increased by $5,216 and is reported as a component of accounts payable-related party at December 31, 2017 on the statement of cash flows.

In December 2016, pursuant to an expense sharing agreement, the Company registered additional staff of Bci Corredor de Bolsa ("BCB") which is a subsidiary of Banco de Credito e Inversiones. The Company had accrued December 2016 expenses related to the change in staffing, costs, and taxes. On January 18, 2017, the Company amended the expense sharing agreement. Under terms of the amended agreement, the Company agreed to reimburse BCB for expenses related to supplies, staffing, information technology support, and other indirect costs in the monthly amount of $17,490 plus value added tax of 19% which is approximately $20,813 in total monthly. On February 10, 2017, the parties agreed to waive the December 2016 staffing and related costs for the staff registered with the Company in December 2016. The December 2016 costs were approximately $7,172 plus $1,363 of tax, for an approximate total of $8,535. For the year ended December 31, 2017, service expense and other direct costs incurred by Bci Securities under the agreement was approximately $249,756, less the February 10, 2017 amount of $8,535 for a total cost of cost of approximately $241,223 for the year ended December 31, 2017. Approximately $169,100 is included within wages; $47,723 is included in other general and administrative expense; $21,690 is included in technology and communications; and $2,712 is included in occupancy and equipment in the statement of operations. For the year ended December 31, 2017, the Company paid $238,112. At December 31, 2017, the company had $20,813 of payables related to the service agreement and is included in due to related party on the statement of financial condition. For the year ended December 31, 2017, referral fees payable increased by $3,111 and is reported as a component of accounts payable-related party on the statement of cash flows.

In December 2017, the Company amended a lease for office space from Bci Miami Branch. Under terms of the addendum, the lease term is for a one-year period beginning on January 1st of each year. The agreement is renewable for successive one-year periods on terms and conditions to be confirmed by the Company and Bci Miami Branch at time of renewal. For the year-ended December 31, 2017, rent expense incurred with Bci Miami Branch was approximately $76,080, and is included in occupancy expense in the statement of operations. The minimum annual rental commitment under the Company's office space lease at December 31, 2017 is approximately $102,000 for the year ended December 31, 2018.

The Company maintains a non-interest bearing checking account at Bci Miami Branch. At December 31, 2017, the balance was approximately $200,370 and is reported as a component of cash and cash equivalents on the statement of financial condition, and is reported as cash on deposit with related party in the computation of net capital.

In addition to the additional paid in capital (note 2), the Parent agrees to provide the Company with any needed financial support in the form of capital contributions to allow Bci Securities to meet its obligations and net capital requirements in the normal course of its operating activities.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the Aggregate Indebtedness net capital computation. Regulatory net capital, as defined, shall be at least the greater of $5,000 or 6.7% of Aggregate Indebtedness, as defined. At December 31, 2017, the Company's regulatory capital, as defined, was $1,513,099, which was $1,472,130 in excess of its required regulatory net capital and the ratio of Aggregate Indebtedness, as defined, to regulatory net capital, as defined, was 0.4061 to 1.

5. REGULATORY CAPITAL NOTE

For the period ended December 31, 2017, the Company had no subordinated borrowings and is exempt from the required Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

6. EQUIPMENT

Equipment at December 31, 2017 consisted of the following:

Furniture and fixtures	$	61,348
Office equipment		51,322
Less: Accumulated depreciation		(43,154)
Total Property Plant and Equipment, net	$	69,516

During the year ended December 31, 2017, the Company purchased approximately $914 of assets, consisting of equipment. For the year ended December 31, 2017, the Company recorded $19,007 of depreciation.

7. COMMITMENTS AND CONTINGENCIES

On January 21, 2016, the Company received a completed contract from Pershing Clearing Corporation; wherein, Pershing Clearing Corporation will provide clearing services to the Company on a fully disclosed basis. Under terms of the agreement, the contract is for 5 years, the Company is required to maintain a clearing deposit with Pershing in the amount of $250,000. Either party may cancel the agreement with 180 days written notice. As of December 31, 2017, the Company is in year two of the contract. In the event of termination, the Company may incur termination fees on a pro rata basis as shown below.

Delivery Date of Notice of Termination	Termination Fee
In year 1	$600,000
In year 2	$500,000
In year 3	$400,000
In year 4	$300,000
In year 5 and thereafter	$200,000

Additionally, in years one and two, the quarterly minimum payment to Pershing for services is $75,000 per quarter. In year three, and thereafter, the quarterly minimum payment to Pershing for services will be $125,000.

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a clearing firm, whose principal office is located in Jersey City, New Jersey. At December 31, 2017, cash and cash equivalents of approximately $529,546 and commissions receivable of $8,099 were held by the clearing firm. In addition, the Company had a deposit at the clearing firm of $250,000.

8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statements were available to be issued on February 5, 2018. The Company has not identified any events that would require disclosure or have a material impact on the statement of financial condition, results of operations, or cash flows of the Company as of and for the year ended December 31, 2017

BCI SECURITIES, INC.

SUPPLEMENTARY INFORMATION

BCI SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

CREDITS		
Stockholder's Equity	$	1,901,859
DEBITS		
Cash on deposit with related party		200,372
Equipment (net)		69,516
Prepaid expense		74,898
Mutual Fund 12b-1 fees receivable		42,083
Other assets		1,891
Total debits		388,760
NET CAPITAL		1,513,099
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6.67% OF AGGREGATE INDEBTEDNESS OF $614,531		40,969
EXCESS NET CAPITAL	$	1,472,130
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.4061 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Bonus payable	$	263,671
Accounts payable and accrued liabilities		199,269
Payable to clearing organization		121,556
Due to related party		30,035
Total aggregate indebtedness	$	614,531

BCI SECURITIES, INC.

RECONCILIATION OF FORM X-17A-5, PART II-A
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

BCI SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND THE INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities to the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

Deloitte.

Deloitte & Touche LLP
333 Southeast 2nd Avenue
Suite 3600
Miami, FL 33131
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Bci Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Bci Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 5, 2018

Bci SECURITIES

200 South Biscayne Boulevard. Suite 2350
Miami, Florida Zip code 33131
Phone: (305) 929.55.00
Fax: (786) 294.65.93

EXEMPTION REPORT PURSUANT TO RULE 17A-5(d)(4) UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017

Bci Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent period from January 1, 2017 through to December 31, 2017 without exception.

Bci Securities, Inc.

I, Ruben Dimamarca, affirm that, to my best knowledge and belief; this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Officer

February 5, 2018